GEMINI FUND SERVICES, LLC

450 Wireless Blvd.

Hauppauge, New York 11788

Emile R. Molineaux

General Counsel

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

July 19, 2006

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn :  Laura Hatch, Senior Attorney

(202) 551-6957

RE:

Northern Lights Fund Trust  (the “Registrant”) on behalf of the Arrow DWA Balanced Fund

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Denise Cassidy, of Gemini Fund Services, LLC on July 17, 2006 with respect to the above-referenced filing (“May 9, 2006 485(a) Filing”).

Your comments are set forth below, and each is followed by the Registrant’s response.

Prospectus

Comment: 10

Under the heading “Additional Information About Investments, Investment Techniques and Risks” the footnotes under each performance table indicate the calculations were done by Arrow Investment Advisors, LLC. No additional disclosure is required, but provide a description of how each calculation is done. Provide an example, detailing how one of the numbers is calculated.

Response:	Please see the attached document for clarification and an example of how the annual total returns are calculated.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/Emile R. Molineaux

Emile R. Molineaux

How the annual data was collected and calculated for performance tables in the "Additional Information about Investment, Investment Techniques and Risks" section of the Arrow DWA Balanced Fund prospectus.

We have selected the best performer of 2005 (South Korea). South Korea was in the International Rotation Strategy Table. South Korea performance in 2005 was 57.0 %.

These were the steps taken to calculate the 2005 performance:

1. Collected data from the Morgan Stanley website. (http://www.msci.com/equity/index2.html)

   a. We collected the year-end net dividends index values in U.S Dollars.
   b. If index values were not available we collected monthly returns

2. Calculated the returns from the year end index values. Two methods will produce the same results:
   a. Formula A:
      2005 Return = ((Index Value _123105 divided by Index Value _123104) less 1)
      i. Excel formula syntax: Sum(number1/number2)-1
   b. Formula B:
      2005 Return = (Index Value _123105 less

Index Value_123104) divided by Index Value_123104

   i. Excel formula syntax: Sum((number1-number2))- number2

3. Calculated the return from monthly returns.
   a. We used the geometric mean of an array or range of positive data to calculate average growth rate given compound interest with variable rates
      i. Step 1: Create the array of positive data. We added 1 to each monthly return value.
      ii. Step 2: Calculated the geometric mean of the 12 monthly values (January thru December) calculated from the data generated in step 1. The equation for the geometric mean is:

$$GM_{\bar{y}} = \sqrt[n]{y_1 y_2 y_3 \cdots y_n}$$

      iii. Step 3: Raise the geometric mean results (step 2) to the power of 12
      iv. Step 4: Subtract 1 from the results of step 3 will produce the annual return from monthly data
      v. Excel formula Syntax: GEOMEAN(number1,number2,...)^12-1

Emerging Market - Standard

Page 1 of 2

Market	Style	View	AsOf Date
Emerging Markets	Standard	Index Performance (Net)	Dec 30, 2005

INDUSTRIES GO

Emerging Markets Standard Index Performance (Net) As Of Dec 30, 2005

Click on the name of the index to view a chart and download historical index data into excel.

	In Local Currency					In US Dollars			
Name	Last	Daily	MTD	QTD	YTD	Last	Daily	MTD	Q
				Emerging Markets - Standard - INTERNATIONAL INDICES					
BRIC	252.710	(0.0010%)	4.945%	5.096%	38.408%	241.599	0.206%	3.154%	2.8
EM (EMERGING MARKETS)	229.240	(0.24%)	5.443%	6.974%	35.262%	239.535	(0.159%)	5.911%	7.1
EM (EMERGING MARKETS) PROVISIONAL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	
EM ASIA	202.029	(0.175%)	5.686%	7.388%	27.867%	220.212	(0.104%)	7.411%	8.7
EM EASTERN EUROPE	372.860	(0.208%)	3.609%	0.903%	59.078%	418.059	(0.29%)	3.92%	0.2
EM EMEA	245.480	(0.381%)	5.722%	7.185%	50.073%	261.461	(0.599%)	6.744%	6.9
EM EUROPE	343.800	(0.328%)	3.487%	3.709%	58.489%	328.679	(0.421%)	3.787%	3.0
EM EUROPE & MIDDLE EAST	255.316	(0.313%)	3.079%	5.779%	51.949%	241.511	(0.463%)	3.55%	5.2
EM ex ASIA	269.203	(0.315%)	5.153%	6.514%	44.725%	270.273	(0.223%)	4.23%	5.4
EM FAR EAST	201.576	(0.288%)	5.471%	6.948%	26.101%	221.259	(0.25%)	7.154%	8.7
EM LATIN AMERICA	314.142	(0.226%)	4.401%	5.603%	37.576%	279.470	0.289%	1.02%	3.4
				Emerging Markets - Standard - ASIA					
CHINA	147.249	(0.646%)	3.194%	(0.399%)	19.473%	148.124	(0.649%)	3.209%	(0.3
INDIA	243.835	0.708%	7.477%	10.709%	42.444%	252.882	1.043%	9.602%	8.1
INDONESIA	402.104	(-0.0%)	6.861%	7.509%	22.028%	395.362	(0.102%)	8.924%	12.4
KOREA	331.339	(-0.0%)	7.283%	11.965%	53.279%	414.644	(0.035%)	9.687%	15
MALAYSIA	154.099	(0.0070%)	1.107%	(1.963%)	1.742%	154.935	0.0040%	1.067%	(2.2
PAKISTAN	518.937	0.464%	5.006%	15.754%	64.619%	499.930	0.447%	4.936%	15.5
PHILIPPINES	131.609	(-0.0%)	(0.471%)	10.099%	15.861%	124.077	(0.057%)	1.322%	16.3
SRI LANKA	509.612	(0.029%)	(13.925%)	(20.757%)	30.426%	412.760	(0.034%)	(14.022%)	(21.3
TAIWAN	135.391	(0.66%)	5.015%	7.566%	10.252%	136.376	(0.479%)	7.166%	8.6
TAIWAN PROVISIONAL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	
THAILAND	330.259	0.502%	8.636%	0.723%	14.739%	349.430	0.49%	9.285%	0.8
				Emerging Markets - Standard - LATIN AMERICA					
ARGENTINA	490.922	(-0.0%)	2.902%	(9.774%)	65.213%	161.941	0.025%	0.861%	(13.1
BRAZIL	314.182	(-0.0%)	5.054%	6.551%	37.567%	262.324	0.385%	(1.005%)	1.3
CHILE	194.570	0.033%	(2.707%)	(9.079%)	11.389%	218.019	0.531%	(2.08%)	(6.1
COLOMBIA	1,484.348	(-0.0%)	15.085%	42.112%	101.342%	1,451.549	(0.104%)	14.488%	42.3
MEXICO	333.797	(0.693%)	5.303%	9.463%	42.299%	301.506	0.138%	4.784%	10.9
PERU	409.571	(0.4%)	0.509%	0.201%	37.809%	421.540	(0.464%)	0.22%	(1.0
VENEZUELA	491.468	0.661%	1.657%	(0.582%)	(23.838%)	132.983	3.732%	(3.179%)	0.6
				Emerging Markets - Standard - EUROPE, MIDDLE EAST AND AFRICA					
CZECH REPUBLIC	408.455	0.026%	5.531%	(0.294%)	60.763%	624.141	(0.418%)	5.112%	(0.5
EGYPT	998.890	(-0.0%)	12.949%	12.739%	147.311%	677.096	(-0.0%)	13.431%	13.1
HUNGARY	266.769	(0.447%)	(2.066%)	(11.542%)	39.643%	351.924	(0.776%)	(1.84%)	(14.4
ISRAEL	121.833	(0.286%)	3.18%	14.09%	33.493%	112.479	(0.649%)	4.279%	13
ISRAEL - DOMESTIC	212.606	(-0.0%)	4.329%	19.381%	47.182%	186.735	(0.429%)	5.656%	19.2
ISRAEL - NON DOMESTIC	27.927	(1.67%)	(2.839%)	(8.424%)	(13.28%)	27.927	(1.67%)	(2.839%)	(8.4
JORDAN	614.723	(-0.0%)	(12.517%)	(2.732%)	73.509%	616.068	0.12%	(12.517%)	(2.6
MOROCCO	141.300	0.051%	(0.097%)	7.977%	27.623%	161.010	(0.582%)	(0.225%)	5.7

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Emerging Market - Standard Page 1 of 2

Market	Style	View	AsOf Date
Emerging Markets	Standard	Index Performance (Net)	Dec 31, 2004

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Emerging Markets Standard Index Performance (Net) As Of Dec 31, 2004

Click on the name of the index to view a chart and download historical index data into excel.

	In Local Currency					In US Dollars			
Name	Last	Daily	MTD	QTD	YTD	Last	Daily	MTD	QT
Emerging Markets - Standard - INTERNATIONAL INDICES									
BRIC	182.584	0.573%	2.328%	9.058%	12.235%	167.559	0.651%	3.744%	13.2
EM (EMERGING MARKETS)	169.478	0.187%	3.127%	9.224%	16.078%	178.759	0.62%	4.803%	17.2
EM (EMERGING MARKETS) PROVISIONAL	168.353	0.207%	3.208%	8.909%	15.307%	177.453	0.659%	4.887%	16.8
EM ASIA	157.999	0.343%	2.168%	7.462%	7.473%	173.623	0.859%	3.245%	14.2
EM EASTERN EUROPE	234.262	0.749%	1.136%	5.013%	23.76%	280.230	0.636%	3.291%	11.8
EM EMEA	163.573	0.108%	3.087%	9.125%	24.313%	188.900	0.546%	5.712%	20.5
EM EUROPE	216.923	0.608%	2.927%	6.684%	25.359%	218.409	0.446%	5.879%	14.6
EM EUROPE & MIDDLE EAST	168.028	0.458%	4.277%	9.734%	23.207%	167.075	0.452%	6.605%	16.4
EM ex ASIA	186.010	0.0050%	4.285%	11.277%	27.054%	188.622	0.34%	6.694%	20.
EM FAR EAST	159.853	0.231%	1.837%	6.268%	6.748%	176.353	0.76%	2.763%	13.
EM LATIN AMERICA	228.341	(0.137%)	5.972%	14.539%	32.007%	186.311	0.056%	8.076%	20.9
Emerging Markets - Standard - ASIA									
CHINA	123.249	0.414%	(1.823%)	5.127%	2.006%	123.676	0.472%	(1.782%)	5.4
INDIA	171.179	1.292%	4.853%	18.058%	13.48%	183.819	1.711%	7.313%	24.9
INDONESIA	329.519	(-0.0%)	2.904%	26.058%	66.026%	343.452	0.512%	(0.227%)	24.3
KOREA	216.167	(-0.0%)	1.443%	4.282%	6.044%	264.152	0.609%	2.746%	15.9
MALAYSIA	151.460	(0.476%)	(0.668%)	7.061%	15.168%	151.460	(0.476%)	(0.668%)	7.0
PAKISTAN	314.853	0.588%	9.381%	16.199%	20.673%	305.183	0.622%	9.813%	15.8
PHILIPPINES	113.592	(-0.0%)	0.132%	4.653%	27.156%	101.195	0.125%	0.266%	4.9
SRI LANKA	390.730	(0.103%)	(1.312%)	2.219%	19.421%	309.293	0.088%	(0.981%)	1.3
TAIWAN	122.801	0.706%	5.025%	5.71%	1.739%	128.195	1.58%	6.799%	13.3
TAIWAN PROVISIONAL	122.933	0.693%	5.017%	5.827%	1.848%	128.333	1.567%	6.79%	13.4
THAILAND	287.834	(-0.0%)	2.741%	6.866%	(3.163%)	321.396	0.45%	4.222%	13.9
Emerging Markets - Standard - LATIN AMERICA									
ARGENTINA	297.145	0.833%	4.27%	7.988%	27.47%	99.794	0.791%	3.525%	8.3
BRAZIL	228.384	(-0.0%)	7.029%	14.235%	25.089%	167.677	(0.075%)	9.608%	22.9
CHILE	174.675	(-0.0%)	(0.404%)	4.969%	20.059%	180.337	0.135%	5.42%	15.3
COLOMBIA	737.227	(-0.0%)	(2.06%)	20.095%	96.714%	700.718	1.063%	3.192%	33.5
MEXICO	234.575	(0.479%)	7.427%	19.827%	47.128%	202.199	0.128%	8.196%	22.5
PERU	297.201	(-0.0%)	(1.856%)	0.79%	(0.936%)	312.875	0.011%	(1.339%)	2.1
VENEZUELA	645.293	0.045%	5.369%	5.381%	41.427%	175.133	0.669%	(3.096%)	2.2
Emerging Markets - Standard - EUROPE, MIDDLE EAST AND AFRICA									
CZECH REPUBLIC	254.073	(-0.0%)	2.919%	19.019%	61.43%	428.112	(0.045%)	7.503%	35.
EGYPT	403.901	(-0.0%)	8.936%	20.048%	122.745%	258.843	0.288%	11.717%	23.3
HUNGARY	191.037	0.456%	3.901%	18.916%	66.846%	298.451	0.204%	6.089%	30.8
ISRAEL	91.266	0.08%	7.921%	17.32%	18.35%	88.683	0.488%	8.699%	20.6
ISRAEL - DOMESTIC	144.452	(-0.0%)	8.956%	14.418%	13.693%	135.207	0.521%	9.965%	18.6
ISRAEL - NON DOMESTIC	32.204	0.37%	4.337%	28.541%	37.39%	32.204	0.37%	4.337%	28.5
JORDAN	354.289	(-0.0%)	4.214%	33.493%	61.125%	354.789	(-0.0%)	4.214%	33.4
MOROCCO	110.717	1.318%	12.486%	(0.777%)	14.511%	141.938	0.998%	14.713%	6.9
POLAND	115.255	0.252%	8.006%	12.224%	28.909%	159.007	0.018%	13.571%	31.6

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Emerging Market - Standard

Page 1 of 2

Market	Style	View	AsOf Date
Emerging Markets	Standard	Index Performance (Net)	Dec 31, 2003

INDUSTRIES GO

Emerging Markets Standard Index Performance (Net) As Of Dec 31, 2003

Click on the name of the index to view a chart and download historical index data into excel.

	In Local Currency					In US Dollars			
Name	Last	Daily	MTD	QTD	YTD	Last	Daily	MTD	Q1
Emerging Markets - Standard - INTERNATIONAL INDICES									
BRIC	162.680	0.484%	13.86%	28.32%	77.119%	143.351	0.601%	14.756%	28.9
EM (EMERGING MARKETS)	146.004	0.317%	6.92%	17.592%	46.311%	142.377	0.261%	7.241%	17.7
EM (EMERGING MARKETS) PROVISIONAL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	
EM ASIA	147.012	0.416%	6.672%	18.08%	48.179%	151.227	0.642%	7.257%	16.4
EM EASTERN EUROPE	189.287	(0.048%)	6.555%	5.867%	56.299%	208.298	0.145%	8.412%	7.9
EM EMEA	131.581	0.288%	6.171%	13.009%	34.283%	135.819	(0.45%)	4.706%	16.3
EM EUROPE	173.041	0.278%	9.589%	10.796%	61.428%	160.715	0.418%	11.931%	12.6
EM EUROPE & MIDDLE EAST	136.378	0.386%	6.35%	10.892%	57.388%	127.536	0.325%	8.253%	12.3
EM ex ASIA	146.403	0.201%	7.201%	16.986%	44.294%	135.521	(0.183%)	7.221%	19.3
EM FAR EAST	149.748	0.44%	5.60%	16.761%	46.102%	154.257	0.712%	6.302%	14.9
EM LATIN AMERICA	172.976	0.077%	8.688%	22.951%	60.687%	133.614	0.193%	10.962%	23.8
Emerging Markets - Standard - ASIA									
CHINA	120.825	1.402%	15.563%	34.85%	86.744%	121.384	1.402%	15.603%	34.5
INDIA	150.845	0.222%	15.75%	31.037%	69.699%	154.333	0.057%	16.118%	31.4
INDONESIA	198.474	(-0.0%)	11.394%	14.787%	66.127%	227.989	0.659%	12.485%	14.4
KOREA	203.846	(-0.0%)	1.895%	18.435%	35.637%	216.421	0.491%	2.797%	14.3
MALAYSIA	131.512	0.045%	0.683%	9.438%	26.612%	131.512	0.045%	0.683%	9.4
PAKISTAN	260.915	0.223%	7.355%	7.703%	38.305%	261.870	0.327%	7.084%	8.6
PHILIPPINES	89.333	(-0.0%)	11.188%	11.851%	47.207%	80.451	0.018%	11.599%	10.5
SRI LANKA	327.186	(0.291%)	(15.715%)	(22.931%)	46.102%	279.096	(0.528%)	(16.193%)	(24.8
TAIWAN	120.702	0.403%	1.824%	3.629%	38.564%	117.616	0.639%	2.424%	3.0
TAIWAN PROVISIONAL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	
THAILAND	297.236	1.604%	30.026%	41.057%	123.86%	325.424	1.674%	31.019%	42.1
Emerging Markets - Standard - LATIN AMERICA									
ARGENTINA	233.109	(0.398%)	17.564%	28.347%	74.612%	79.360	(0.398%)	19.769%	27.4
BRAZIL	183.114	(-0.0%)	15.257%	36.329%	75.225%	123.769	0.451%	17.734%	38.3
CHILE	145.492	(-0.0%)	2.638%	3.619%	50.799%	140.876	0.034%	7.687%	15.5
COLOMBIA	374.772	(-0.0%)	9.128%	23.292%	61.302%	301.467	(0.094%)	11.346%	27.9
MEXICO	159.435	0.258%	1.831%	11.976%	42.63%	136.326	(0.048%)	3.399%	9.
PERU	300.010	(-0.0%)	6.377%	40.517%	92.041%	303.717	0.07%	6.724%	41.0
VENEZUELA	456.272	0.328%	11.68%	27.618%	192.88%	111.958	(0.032%)	(0.129%)	(28.4
Emerging Markets - Standard - EUROPE, MIDDLE EAST AND AFRICA									
CZECH REPUBLIC	157.389	(-0.0%)	7.73%	7.395%	40.309%	230.635	1.4%	12.012%	14.6
EGYPT	181.329	0.317%	6.593%	22.223%	155.446%	114.415	0.236%	6.551%	21.7
HUNGARY	114.499	(1.263%)	2.724%	4.788%	21.815%	155.859	(0.884%)	8.64%	10.3
ISRAEL	77.116	0.706%	(1.591%)	8.569%	47.333%	74.015	0.084%	(0.676%)	9.5
ISRAEL - DOMESTIC	127.055	1.094%	(0.874%)	8.895%	46.36%	116.893	0.335%	0.253%	10.1
ISRAEL - NON DOMESTIC	23.440	(1.063%)	(4.772%)	7.131%	52.044%	23.440	(1.063%)	(4.772%)	7.1
JORDAN	219.884	(-0.0%)	4.742%	11.444%	57.356%	220.195	(-0.0%)	4.742%	11.4
MOROCCO	96.687	0.0070%	1.711%	3.096%	28.445%	116.292	0.52%	5.889%	9.
POLAND	89.408	(0.14%)	8.048%	6.529%	31.889%	98.715	0.14%	12.787%	11.9

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Market	Style	View	AsOf Date
Emerging Markets	Standard	Index Performance (Net)	Dec 31, 2002

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Emerging Markets Standard Index Performance (Net) As Of Dec 31, 2002

Click on the name of the index to view a chart and download historical index data into excel.

	In Local Currency					In US Dollars			
Name	Last	Daily	MTD	QTD	YTD	Last	Daily	MTD	QT
Emerging Markets - Standard - INTERNATIONAL INDICES									
BRIC	91.848	0.128%	1.134%	11.921%	(0.449%)	74.929	0.096%	2.19%	15.2
EM (EMERGING MARKETS)	99.790	(0.162%)	(4.69%)	5.215%	(7.289%)	91.375	0.048%	(3.326%)	10.
EM (EMERGING MARKETS) PROVISIONAL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	
EM ASIA	99.212	(0.118%)	(7.05%)	3.31%	(9.136%)	100.587	0.292%	(6.229%)	4.
EM EASTERN EUROPE	121.106	0.371%	(2.634%)	7.268%	10.827%	129.645	0.485%	(0.672%)	10.3
EM EMEA	97.988	(0.339%)	(4.244%)	2.487%	(8.93%)	87.066	(0.071%)	(0.489%)	14.9
EM EUROPE	107.194	0.417%	(5.968%)	8.548%	0.949%	94.885	0.345%	(5.492%)	11.3
EM EUROPE & MIDDLE EAST	86.651	0.323%	(6.718%)	6.501%	(8.885%)	76.935	0.248%	(6.848%)	9.1
EM ex ASIA	101.461	(0.216%)	(1.603%)	7.715%	(4.246%)	83.195	(0.255%)	0.54%	17.0
EM FAR EAST	102.496	(0.143%)	(8.22%)	2.087%	(10.465%)	104.436	0.319%	(7.389%)	3.7
EM LATIN AMERICA	107.648	(0.028%)	2.612%	16.431%	2.352%	77.004	(0.536%)	2.161%	20.4
Emerging Markets - Standard - ASIA									
CHINA	64.701	0.052%	(3.782%)	0.761%	(14.04%)	64.714	0.06%	(3.778%)	0.7
INDIA	88.890	0.091%	4.61%	15.186%	7.294%	86.535	0.0080%	5.395%	16.1
INDONESIA	119.471	(-0.0%)	10.942%	2.208%	22.092%	129.149	(-0.0%)	11.283%	2.7
KOREA	150.288	(-0.0%)	(14.278%)	(0.105%)	(2.214%)	160.292	0.932%	(12.638%)	3.4
MALAYSIA	103.870	(0.283%)	2.756%	2.927%	(0.657%)	103.870	(0.283%)	2.756%	2.9
PAKISTAN	188.652	0.649%	26.32%	45.154%	144.072%	186.211	0.606%	26.353%	46.9
PHILIPPINES	60.685	(-0.0%)	(5.28%)	(17.076%)	(27.021%)	56.837	(0.393%)	(5.032%)	(18.5
SRI LANKA	223.944	(0.149%)	2.696%	(7.498%)	39.007%	191.492	(0.155%)	2.601%	(7.9
TAIWAN	87.109	(0.458%)	(6.186%)	5.987%	(25.159%)	82.880	(0.272%)	(6.024%)	6.5
TAIWAN PROVISIONAL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	
THAILAND	132.778	(-0.0%)	(1.708%)	11.568%	24.008%	133.640	0.441%	(0.807%)	11.9
Emerging Markets - Standard - LATIN AMERICA									
ARGENTINA	133.502	0.395%	6.429%	16.83%	65.884%	39.610	1.29%	14.81%	30.0
BRAZIL	104.502	(-0.0%)	6.112%	28.861%	6.25%	57.565	(0.056%)	9.334%	42.1
CHILE	96.480	(-0.0%)	4.889%	9.491%	(13.123%)	76.856	(-0.0%)	2.486%	13.8
COLOMBIA	232.342	(-0.0%)	4.77%	20.48%	57.161%	181.209	0.035%	1.821%	20.0
MEXICO	111.783	(0.084%)	(1.034%)	9.435%	(1.065%)	102.644	(1.218%)	(4.155%)	6.9
PERU	156.222	(-0.0%)	7.767%	19.359%	32.595%	156.503	0.052%	7.456%	22.8
VENEZUELA	155.788	(-0.0%)	(-0.0%)	11.922%	54.117%	78.610	(-0.0%)	(4.904%)	19.0
Emerging Markets - Standard - EUROPE, MIDDLE EAST AND AFRICA									
CZECH REPUBLIC	112.173	(-0.0%)	(4.366%)	4.747%	21.52%	140.319	0.329%	(1.541%)	6.8
EGYPT	70.985	0.878%	4.719%	1.056%	2.816%	59.640	0.661%	4.775%	1.3
HUNGARY	93.994	0.77%	(2.604%)	8.48%	6.619%	118.048	1.219%	3.535%	18.
ISRAEL	52.341	0.089%	(9.041%)	1.753%	(27.885%)	47.124	0.0030%	(10.648%)	3.9
ISRAEL - DOMESTIC	86.810	0.045%	(5.677%)	3.151%	(5.224%)	73.898	(0.06%)	(7.702%)	6.0
ISRAEL - NON DOMESTIC	15.417	0.288%	(21.832%)	(4.493%)	(66.627%)	15.417	0.288%	(21.832%)	(4.4
JORDAN	139.737	(-0.0%)	0.92%	(0.316%)	4.435%	139.816	(-0.0%)	0.92%	(0.4
MOROCCO	75.275	(1.7%)	(0.599%)	1.049%	(19.708%)	78.355	(1.368%)	3.719%	5.8
POLAND	67.791	(0.214%)	(4.583%)	12.311%	(2.013%)	73.058	(0.093%)	0.103%	21.2

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Emerging Market - Standard Page 1 of 2

Market	Style	View	AsOf Date
Emerging Markets	Standard	Index Performance (Net)	Dec 31, 2001

INDUSTRIES GO

Emerging Markets Standard Index Performance (Net) As Of Dec 31, 2001

Click on the name of the index to view a chart and download historical index data into excel.

	In Local Currency					In US Dollars			
Name	Last	Daily	MTD	QTD	YTD	Last	Daily	MTD	QT
Emerging Markets - Standard - INTERNATIONAL INDICES									
BRIC	92.263	0.509%	3.147%	18.317%	(7.737%)	85.881	0.712%	6.454%	24.5
EM (EMERGING MARKETS)	107.636	0.493%	9.483%	28.343%	7.636%	97.385	0.698%	7.931%	26.5
EM (EMERGING MARKETS) PROVISIONAL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	
EM ASIA	109.188	1.13%	10.671%	34.063%	9.188%	105.871	1.458%	9.077%	33.
EM EASTERN EUROPE	109.275	0.095%	5.287%	30.505%	9.275%	111.616	0.538%	6.581%	33.3
EM EMEA	107.596	0.312%	10.032%	33.356%	7.596%	81.125	0.27%	2.28%	17.
EM EUROPE	106.186	0.073%	8.303%	38.515%	6.186%	91.018	0.246%	9.677%	42.6
EM EUROPE & MIDDLE EAST	94.892	0.18%	8.065%	34.079%	(5.108%)	83.693	0.202%	7.918%	36.
EM ex ASIA	105.960	(0.226%)	8.242%	22.696%	5.96%	89.629	(0.16%)	6.649%	20.1
EM FAR EAST	114.475	1.002%	12.107%	36.409%	14.475%	111.061	1.364%	10.354%	35.3
EM LATIN AMERICA	105.175	(0.735%)	6.43%	13.391%	5.175%	99.365	(0.567%)	11.158%	22.4
Emerging Markets - Standard - ASIA									
CHINA	75.269	(0.096%)	0.321%	12.898%	(24.731%)	75.288	(0.105%)	0.333%	12.9
INDIA	82.847	2.221%	0.744%	18.668%	(17.153%)	80.201	2.263%	0.138%	17.7
INDONESIA	97.854	(-0.0%)	5.575%	(0.945%)	(2.146%)	91.032	0.721%	6.235%	(7.5
KOREA	153.690	(-0.0%)	11.109%	56.578%	53.69%	148.015	0.716%	7.679%	56.1
MALAYSIA	104.558	0.886%	8.817%	12.407%	4.558%	104.558	0.886%	8.817%	12.4
PAKISTAN	77.294	(0.087%)	(10.171%)	11.885%	(22.706%)	74.326	0.33%	(8.821%)	19.
PHILIPPINES	83.154	(-0.0%)	3.045%	0.9%	(16.846%)	80.576	(0.039%)	3.744%	0.4
SRI LANKA	161.102	0.363%	21.514%	85.76%	61.102%	143.014	0.363%	21.553%	79.7
TAIWAN	116.392	2.888%	23.633%	55.253%	16.392%	110.045	3.21%	21.778%	53.1
TAIWAN PROVISIONAL	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	
THAILAND	107.072	(-0.0%)	(1.298%)	7.087%	7.072%	105.015	(0.136%)	(2.057%)	7.6
Emerging Markets - Standard - LATIN AMERICA									
ARGENTINA	80.479	(-0.0%)	53.292%	32.276%	(19.521%)	80.350	(-0.0%)	52.917%	32.2
BRAZIL	98.355	(-0.0%)	4.243%	14.682%	(1.645%)	83.009	0.519%	14.169%	32.5
CHILE	111.054	(-0.0%)	(0.901%)	7.742%	11.054%	96.373	(0.098%)	2.921%	13.3
COLOMBIA	147.836	(-0.0%)	8.471%	14.296%	47.836%	145.143	0.494%	9.543%	17.0
MEXICO	112.986	(1.714%)	7.175%	14.851%	12.986%	118.408	(1.8%)	8.338%	19.1
PERU	117.819	(-0.0%)	5.306%	0.175%	17.819%	119.922	(0.041%)	5.118%	1.0
VENEZUELA	101.084	(-0.0%)	(2.258%)	(13.631%)	1.084%	93.378	1.255%	(3.642%)	(15.2
Emerging Markets - Standard - EUROPE, MIDDLE EAST AND AFRICA									
CZECH REPUBLIC	92.308	(-0.0%)	4.591%	28.439%	(7.692%)	97.673	1.334%	8.924%	34.
EGYPT	69.041	(0.035%)	0.617%	(9.622%)	(30.959%)	58.704	0.075%	(6.234%)	(15
HUNGARY	88.159	(-0.0%)	(0.236%)	17.893%	(11.841%)	90.580	1.041%	1.982%	20.9
ISRAEL	72.579	0.326%	8.098%	28.015%	(27.421%)	68.570	0.132%	5.255%	27.3
ISRAEL - DOMESTIC	91.594	1.441%	8.92%	15.789%	(8.406%)	83.944	1.142%	4.525%	14.2
ISRAEL - NON DOMESTIC	46.195	(1.743%)	6.685%	77.537%	(53.805%)	46.195	(1.743%)	6.685%	77.5
JORDAN	133.803	(0.013%)	(1.623%)	10.654%	33.803%	134.030	(0.013%)	(1.684%)	10.9
MOROCCO	93.751	(1.6%)	(0.678%)	(1.869%)	(6.249%)	85.968	(0.988%)	(1.15%)	(3.5
POLAND	69.184	0.148%	(3.318%)	18.701%	(30.816%)	72.341	0.939%	(0.924%)	26.9

http://www.msci.com/webapp/secpages/servlet/PA.servlet.MainFrame?id=EM.S&cmd=E... 7/17/2006

Name: KOREA
Type: Net Index (USD)

Date	Monthly Returns
31-Jan-01	0.27505
28-Feb-01	-0.071808949
30-Mar-01	-0.138057778
30-Apr-01	0.139956867
31-May-01	0.075726435
29-Jun-01	-0.05643801
31-Jul-01	-0.071539315
31-Aug-01	0.033078137
28-Sep-01	-0.162471072
31-Oct-01	0.156770723
30-Nov-01	0.253216028
31-Dec-01	0.076793808
31-Jan-02	0.077154342
28-Feb-02	0.101702888
29-Mar-02	0.08950185
30-Apr-02	-4.70291E-05
31-May-02	0.003093613
28-Jun-02	-0.037488148
31-Jul-02	-0.026488704
30-Aug-02	0.004275453
30-Sep-02	-0.141845621
31-Oct-02	0.049686796
29-Nov-02	0.12762963
31-Dec-02	-0.126378897
31-Jan-03	-0.043414519
28-Feb-03	-0.049317499
31-Mar-03	-0.095156101
30-Apr-03	0.142009098
30-May-03	0.061169348
30-Jun-03	0.079001533

31-Jul-03	0.108973578
29-Aug-03	0.057714829
30-Sep-03	-0.064278547
31-Oct-03	0.114081657
28-Nov-03	-0.001744911
31-Dec-03	0.027976878
30-Jan-04	0.101967924
27-Feb-04	0.0357962
31-Mar-04	0.037558799
30-Apr-04	-0.063471503
31-May-04	-0.066294223
30-Jun-04	-0.024406241
30-Jul-04	-0.081809991
31-Aug-04	0.094727667
30-Sep-04	0.036121993
29-Oct-04	0.019901459
30-Nov-04	0.106938955
31-Dec-04	0.027464983
31-Jan-05	0.07109543
28-Feb-05	0.102423904
31-Mar-05	-0.056012773
29-Apr-05	-0.048672055
31-May-05	0.049030913
30-Jun-05	0.002899508
29-Jul-05	0.123459848
31-Aug-05	-0.031947154
30-Sep-05	0.1214848
31-Oct-05	-0.059459655
30-Nov-05	0.118202121
30-Dec-05	0.096869255